SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

Eagle Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

269796 108

(CUSIP Number)

Pasquale DeAngelis

ProQuest Associates IV LLC

2430 Vanderbilt Beach Road, 108-190

Naples, FL 34109

(609) 919-3567

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796 108		13D

1.	Name of Reporting Persons ProQuest Investments IV, L.P. (“ProQuest”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,788,963(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,788,963(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,788,963(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row 11 34.4%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)  This schedule is filed by ProQuest Investments IV, L.P. (“ProQuest”), ProQuest Associates IV, LLC (“PQA IV”), ProQuest Management LLC (“PM”), and Jay Moorin and Alain Schreiber (Messrs. Moorin and Schreiber referred herein collectively as the “Listed Persons”).  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQM.  ProQuest, PQA IV, PQM and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 4,770,828 shares owned by ProQuest, 9,360 shares owned by PQM and 8,775 options held by PQM exercisable for Common Stock within sixty (60) days of February 21, 2014.  Does not include 72,291 shares held by ProQuest Management LLC Defined Benefit Pension Plan FBO Jay Moorin and a ProQuest Management LLC Salary Savings Plan FBO Jay Moorin and for the benefit of certain other individuals (the “ProQuest Plans”). ProQuest disclaims beneficial ownership over the shares held by the ProQuest Plans except to the extent of its pecuniary interest in such shares.

(3)  The percentage is based on an aggregate of 13,920,133 shares of Common Stock outstanding as of February 18, 2014.

CUSIP No. 269796 108		13D

1.	Name of Reporting Persons ProQuest Associates IV LLC (“PQA IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,788,963(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,788,963(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,788,963(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row 11 34.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)  This schedule is filed by ProQuest, PQA IV, PQM and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQM.  ProQuest, PQA IV, PQM and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 4,770,828 shares owned by ProQuest, 9,360 shares owned by PQM and 8,775 options held by PQM exercisable for Common Stock within sixty (60) days of February 21, 2014.  Does not include 72,291 shares held by the ProQuest Plans. PQA IV disclaims beneficial ownership over the shares held by the ProQuest Plans except to the extent of its pecuniary interest in such shares.

(3)  The percentage is based on an aggregate of 13,920,133 shares of Common Stock outstanding as of February 18, 2014.

CUSIP No. 269796 108		13D

1.	Name of Reporting Persons ProQuest Management LLC (“PQM”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,788,963(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,788,963(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,788,963(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row 11 34.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)  This schedule is filed by ProQuest, PQA IV, PQM and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQM.  ProQuest, PQA IV, PQM and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 4,770,828 shares owned by ProQuest, 9,360 shares owned by PQM and 8,775 options held by PQM exercisable for Common Stock within sixty (60) days of February 21, 2014.  Does not include 72,291 shares held by the ProQuest Plans. PQM disclaims beneficial ownership over the shares held by the ProQuest Plans except to the extent of its pecuniary interest in such shares.

(3)  The percentage is based on an aggregate of 13,920,133 shares of Common Stock outstanding as of February 18, 2014.

CUSIP No. 269796 108		13D

1.	Name of Reporting Persons Jay Moorin (“Moorin”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,861,839(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,861,839(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,861,839(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 34.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)  This schedule is filed by ProQuest, PQA IV, PQM and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQM.  ProQuest, PQA IV, PQM and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 585 options exercisable for Common Stock within sixty (60) days of February 21, 2014, 4,770,828 shares owned by ProQuest, 9,360 shares owned by PQM, 8,775 options exercisable for Common Stock within sixty (60) days of February 21, 2014, and 72,291 shares held by the ProQuest Plans. The Listed Persons are trustees of the ProQuest Plans. Each of the Listed Persons disclaims beneficial ownership of such shares except to the extent of each Listed Person’s pecuniary interest in such shares.

(3)  The percentage is based on an aggregate of 13,920,133 shares of Common Stock outstanding as of February 18, 2014.

CUSIP No. 269796 108		13D

1.	Name of Reporting Persons Alain Schreiber (“Schreiber”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,861,254(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,861,254(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,861,254(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 34.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)  This schedule is filed by ProQuest, PQA IV, PQM and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQM.  ProQuest, PQA IV, PQM and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 4,770,828 shares owned by ProQuest, 9,360 shares owned by PQM, 8,775 options exercisable for Common Stock within sixty (60) days of February 21, 2014, and 72,291 shares held by the ProQuest Plans. The Listed Persons are trustees of the ProQuest Plans. Each of the Listed Persons disclaims beneficial ownership of such shares except to the extent of each Listed Person’s pecuniary interest in such shares.

(3)  The percentage is based on an aggregate of 13,920,133 shares of Common Stock outstanding as of February 18, 2014.

Item 1.                          Security and Issuer

(a)  This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Eagle Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 50 Tice Boulevard, Suite 315, Woodcliff Lake, New Jersey 07677.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                          Identity and Background

(a)                                 The persons and entities filing this Schedule 13D are ProQuest, PQA IV, PQM, Moorin and Schreiber (collectively, the “Reporting Persons”).  Moorin and Schreiber are directors of the Issuer.

(b)                                 The address of the principal place of business for the Reporting Persons is 2430 Vanderbilt Beach Road, 108-190, Naples, FL 34109.

(c)                                  The principal business of each of the Reporting Persons is the venture capital investment business.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of the individuals named in Item 2(a) is a United States citizen.  Each of the entities named in Item 2(a) is organized in Delaware.

Item 3.                          Source and Amount of Funds or Other Consideration.

On February 11, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-192984) in connection with its initial public offering of 3,350,000 shares of Common Stock was declared effective.  The closing of the initial public offering took place on February 18, 2014, and at such closing ProQuest purchased 333,333 shares of Common Stock at the initial public offering price of $15.00 per share.  The source of funds for such purchase was the working capital of ProQuest and capital contributions made to ProQuest by its partners.

Item 4.                          Purpose of Transaction.

ProQuest purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons has any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.                          Interest in Securities of the Issuer.

(a) Aggregate number of securities beneficially owned by each Reporting Person is disclosed in Item 2: See Line 11 of the cover sheets and is hereby incorporated by reference.

(b)

(1)                                             The percentage is calculated based upon 13,920,133 shares of the Issuer’s Common Stock outstanding as of February 18, 2014.

(2)                                             PQA IV is the general partner of ProQuest.

(3)                                             The Listed Persons are the managing directors of ProQuest and PQM.  4,788,963 of the shares are held by ProQuest, 18,135 of the shares (including options to purchase 8,775 shares within sixty (60) days from February 21, 2014) are held by PQM and 72,291 of the shares are held by ProQuest Management LLC Defined Benefit Pension Plan FBO Jay Moorin and a ProQuest Management LLC Salary Savings Plan FBO Jay Moorin and for the benefit of certain other individuals (the “ProQuest Plans”). Additionally, Jay Moorin has options to purchase 585 shares of Common Stock within sixty (60) days of February 21, 2014. Jay Moorin and Alain Schreiber are trustees of the ProQuest Plans.  Each Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(4)                                             The Listed Persons are directors of the Issuer.

(c)                    The information provided in Item 3 is hereby incorporated by reference.  In addition, on February 18, 2014, ProQuest acquired 4,398,494 shares of Common Stock upon the automatic conversion of preferred stock of the Issuer and the automatic conversion of warrants to purchase preferred stock of the Issuer in connection with the closing of the Issuer’s initial public offering and PQM acquired 72,291 shares of Common Stock upon the automatic conversion of preferred stock of the Issuer and the automatic conversion of warrants to purchase preferred stock of the Issuer in connection with the closing of the Issuer’s initial public offering.

(d)                   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

ProQuest and other stockholders of the Issuer have entered into an Third Amended and Restated Investors’ Rights Agreement dated April 11, 2013 (the “Investors’ Rights Agreement”) with the Issuer.  Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

At any time beginning six (6) months following the effective date of this registration statement, the holders of at least 30% of the outstanding registrable securities (but excluding for such purposes than shares of common stock held by ScottTarriff), have the right to make up to two demands that we effect a registration under the Securities Act covering the majority of registrable securities then outstanding (or a lesser portion if the anticipated aggregate offering price of securities requested to be sold under such registration statement would exceed $5.0 million, net of underwriting discounts and commissions). As of December 31, 2013, an aggregate of 8,954,837 registrable securities will be entitled to these demand registration rights. Additionally, as of December 31, 2013, Mr. Tarriff will be entitled to notice of any such demand registration with respect to the registrable securities held by him that are shares of common stock and will be entitled to include such shares of common stock in any such registration statement. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use our reasonable best efforts to file the registration within 90 days.

Form S-3 Demand Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of at least 10% of the outstanding registrable securities (but excluding for such purposes than shares of common stock held by Mr. Tarriff) have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $3.0 million and we have not already effected one registration on Form S-3 within the preceding 6-month period. As of December 31, 2013, an aggregate of 8,954,837 registrable securities will be entitled to these Form S-3 registration rights. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use our reasonable best efforts to file the registration within 90 days.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will each be entitled to notice of the registration and will have the right to include their shares in any such registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters of any underwritten offering to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares requested by the holders to be included in the registration statement, except this offering in which the holders have now waived any and all rights to have their shares included. As of December 31, 2013, an aggregate of 10,276,989 registrable securities will be entitled to these piggyback registration rights.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate five (5) years following the closing of this offering or, as to a given holder of registrable securities, when such holder no longer holds any registrable securities.

Lock-up Agreement

ProQuest, along with the Issuer’s directors, executive officers and substantially all of the Issuer’s other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days after February 11, 2014, except with the prior written consent of Piper Jaffray & Co. and William Blair & Company, L.L.C., that they will not offer, sell, pledge, or otherwise dispose of, directly or indirectly, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the Lock- up Agreement are intended as summaries only and are qualified in their entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits.

A.                                    Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of April 11, 2013 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-192984), filed with the SEC on December 20, 2013)

B.                                    Form of Lock-up Agreement

C.                                    Agreement regarding joint filing of Schedule 13D

E.                                     Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

PROQUEST INVESTMENTS IV, L.P.		PROQUEST ASSOCIATES IV LLC

By:	ProQuest Associates IV LLC
	its General Partner	By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
By:	/s/ Pasquale DeAngelis		Title: Managing Member
Name: Pasquale DeAngelis
Title: Managing Member

PROQUEST MANAGEMENT LLC		/s/ Jay Moorin
JAY MOORIN

By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
	Title: Administrative Partner	/s/ Pasquale DeAngelis, as attorney-in-fact
ALAIN SCHREIBER

EXHIBITS

A                                       Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of April 11, 2013 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-192984), filed with the SEC on December 20, 2013)

B                                       Form of Lock-up Agreement

C                                       Agreement regarding joint filing of Schedule 13D

E.                                     Power of Attorney

EXHIBIT B

FORM OF LOCK-UP AGREEMENT

October     , 2013

Piper Jaffray & Co.

William Blair & Company, L.L.C.

As representatives of the underwriters named
in Schedule I to the Purchase Agreement
referred to below

c/o	Piper Jaffray & Co.
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

Dear Sirs:

As an inducement to the underwriters (the “Underwriters”) to execute a purchase agreement (the “Purchase Agreement”) providing for a public offering (the “Offering”) of common stock (the “Common Stock”), of Eagle Pharmaceuticals, Inc., a Delaware corporation, and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that without, in each case, the prior written consent of Piper Jaffray & Co. and William Blair & Co., L.L.C. (the “Representatives”) during the period specified in the second succeeding paragraph (the “Lock-Up Period”), the undersigned will not: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Common Stock (including without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired (the “Undersigned’s Securities”); (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock; or (4) publicly disclose the intention to do any of the foregoing.

The undersigned agrees that the foregoing restrictions preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Securities even if such Securities would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the

Undersigned’s Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such Securities.

The Lock-Up Period will commence on the date of this Agreement and continue and include the date 180 days after the date of the final prospectus used to sell Common Stock in the Offering pursuant to the Purchase Agreement relating to the Offering.

If the undersigned is an officer or director of the Company, (i) each of the Representatives agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Purchase Agreement to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this letter that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.  The undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Common Stock that the undersigned may purchase in the offering.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Securities (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or (2) distributions of shares of Common Stock or any security convertible into or exercisable for Common Stock to limited partners, limited liability company members or stockholders of the undersigned, (iv) if the undersigned is a trust, transfers to the beneficiary of such trust, (v) transfers by testate succession or intestate succession, (vi) pursuant to the Purchase Agreement, (vii) made by the Undersigned to the Company by exercise of any options or warrants to purchase Securities (including by “net” or “cashless exercise” to the extent permitted by the instruments representing such options or warrants), or (viii) made by the undersigned to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans; provided, in the case of clauses (i)-(v), (vii) and (viii), that (x) such transfer shall not involve a disposition for value, (y) the transferee agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement, and (z) no filing by any party under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period).  For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, nor more remote than first cousin.  Additionally, any Securities acquired by the undersigned in the open market will not be subject to this Lock-Up Agreement, provided no filing under Section 16(a) of the Exchange Act by any party shall be required or shall be voluntarily made in connection with any subsequent sale, transfer, gift or disposition.

In addition, the foregoing restrictions shall not apply to (i) the exercise of stock options granted pursuant to the Company’s equity incentive plans; provided that it shall apply to any of the Undersigned’s Securities issued upon such exercise, or (ii) the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that no sales of the Undersigned’s Securities shall be made pursuant to such a Plan prior to the expiration of the Lock-Up Period, and such a Plan may only be established if no public announcement of the establishment or existence thereof and no filing with the Securities and Exchange Commission or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby, by the undersigned, the Company or any other person, shall be required, and no such announcement or filing is made voluntarily, by the undersigned, the Company or any other person, prior to the expiration of the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Common Stock if such transfer would constitute a violation or breach of this Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that upon request, the undersigned will execute any additional documents necessary to ensure the validity or enforcement of this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the undersigned shall be released from all obligations under this Agreement if (i) the Company notifies the Underwriters that it does not intend to proceed with the Offering, (ii) the Purchase Agreement does not become effective, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, or (iii) the Offering is not completed by May 31, 2014.

The undersigned understands that the Underwriters are entering into the Purchase Agreement and proceeding with the Offering in reliance upon this Agreement.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

Printed Name of Holder

By:
Signature

Printed Name of Person Signing
(and indicate capacity of person signing if
signing as custodian, trustee, or on behalf of
an entity)

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Eagle Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 21st day of February, 2014.

PROQUEST INVESTMENTS IV, L.P.		PROQUEST ASSOCIATES IV LLC

By:	ProQuest Associates IV LLC
	its General Partner	By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
By:	/s/ Pasquale DeAngelis		Title: Managing Member
Name: Pasquale DeAngelis
Title: Managing Member

PROQUEST MANAGEMENT LLC		/s/ Jay Moorin
JAY MOORIN

By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
	Title: Administrative Partner	/s/ Pasquale DeAngelis, as attorney-in-fact
ALAIN SCHREIBER

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints, as of the date hereof, Pasquale DeAngelis, his or her true and lawful attorney-in-fact with full power of substitution, resubstitution and revocation, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, including, but not limited to, the undersigned’s individual capacity, to execute all agreements, certificates, forms, instruments, or other documents, and to take any action, necessary to file beneficial ownership reports on Schedules 13D and 13G and Forms 3, 4 and 5 (including any amendments thereto, and including any beneficial ownership reports which may in the future be required by the Securities and Exchange Commission to be filed provided that the purpose and form of such reports is substantially similar to Schedules 13D or 13G or Form 3, 4 or 5) under the Securities Exchange Act of 1934 with the Securities and Exchange Commission or any stock exchange or similar authority, in connection with any equity investments in Eagle Pharmaceuticals, Inc. by each of the undersigned in his or her individual capacity.

In connection with the appointment of such attorney-in-fact, each of the undersigned hereby grants unto said attorney-in-fact full power and authority to do and perform each and every act and thing which, in the opinion of such attorney-in-fact, may be requisite, necessary, proper or of benefit to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, thereby ratifying and confirming all that said attorney-in-fact (or attorney-in-fact’s substitute or substitutes), may lawfully do or cause to be done by virtue hereof, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his own discretion. Each of the undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigneds’ responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until each of the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the undersigned’s holdings of, and transactions in, securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

Dated: February 20, 2014

/s/ Jay Moorin
Jay Moorin

/s/ Alain Schreiber
Alain Schreiber